Exhibit 99.1

EXECUTION VERSION

HUT 8 MINING CORP.

Units

AMENDED AND RESTATED UNDERWRITING AGREEMENT

June 11, 2021

To the Managers named in Schedule I hereto for the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

Hut 8 Mining Corp. (the “Company”), a corporation incorporated under the Business Corporations Act (British Columbia), proposes to issue and sell to the several underwriters named in Schedule II hereto (collectively, the “Underwriters”), for whom you are acting as managers (the “Managers”), the number of units of the Company (“Units”) set forth in Schedule I hereto (the “Firm Units”). The Company also proposes to issue and sell to the several Underwriters not more than the additional number of Units set forth in Schedule I hereto (the “Additional Units” and, together with the Firm Units, the “Offered Units”), if and to the extent that you, as Managers of this offering (the “Offering”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such Units granted to the Underwriters in Section 2 of this amended and restated underwriting agreement (the “Agreement”). Each Firm Unit shall consist of one common share (“Common Share”) in the capital of the Company (each a “Firm Share” and collectively the “Firm Shares”) and one-half of one common share purchase warrant of the Company (each whole warrant being a “Firm Warrant” and collectively, the “Firm Warrants”). Each Additional Unit shall consist of one Common Share (each an “Additional Share” and collectively the “Additional Shares”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant being an “Additional Warrant” and collectively the “Additional Warrants”). All references in this Agreement to the “Shares” shall mean, collectively, the Firm Shares and the Additional Shares, and “Warrants” shall mean, collectively, the Firm Warrants and the Additional Warrants. The Underwriters understand that the Company intends to allocate $4.7729 of the Purchase Price (as defined below) as consideration for the issue of each Share and $0.2271 of the Purchase Price as consideration for the issue of each one-half Warrant. If the firm or firms listed in Schedule II hereto include only the Managers listed in Schedule I hereto, then the terms “Underwriters” and “Managers” as used herein shall each be deemed to refer to such firm or firms.

The Warrants shall be created and issued pursuant to a warrant indenture (the “Warrant Indenture”) to be dated as of the Closing Date between the Company and Computershare Trust Company of Canada, in its capacity as warrant agent thereunder. Each Warrant will entitle the holder thereof to acquire one Common Share (each a “Warrant Share” and collectively the “Warrant Shares”) at a price of $6.25 per Warrant Share, for a period of 24 months from the Closing Date (as defined below).

The Company meets the requirements under the Securities Act (Ontario) and the securities legislation applicable in each of the other provinces and territories of Canada other than Québec (collectively, the “Canadian Qualifying Jurisdictions”), and the rules, regulations and national, multi-jurisdictional or local instruments, policy statements, published policies, notices, blanket rulings and orders of the Canadian Securities Commissions (as defined below), and all discretionary rulings and orders applicable to the Company, if any, of the Canadian Securities Commissions (collectively, the “Canadian Securities Laws”), including the rules and procedures established pursuant to National Instrument 44--101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions (together, the “Canadian Shelf Procedures”) for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to a final short form base shelf prospectus. The Company has filed (i) a preliminary short form base shelf prospectus, dated March 9, 2021 and (ii) a final short form base shelf prospectus, dated April 7, 2021, together with all documents incorporated by reference (the “Canadian Base Prospectus”), in respect of up to Cdn$500,000,000 aggregate principal amount of Common Shares, Debt Securities, Subscription Receipts, Warrants, Convertible Securities and Units of the Company (collectively, the “Shelf Securities”) with the Ontario Securities Commission (the “Reviewing Authority”) and the other Canadian securities regulators in the Canadian Qualifying Jurisdictions (together with the Reviewing Authority, the “Canadian Securities Commissions”); the Reviewing Authority has issued a receipt (collectively, the “Receipt”) pursuant to the procedures provided for under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (collectively, the “Passport System”) in respect of each of the preliminary short form base shelf prospectus, dated March 9, 2021 and the Canadian Base Prospectus. The Canadian preliminary prospectus supplement relating to the Offering, which excludes certain pricing information and other final terms of the Offered Units and which has been filed with the Canadian Securities Commissions on June 11, 2021, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Preliminary Prospectus”; and the Canadian final prospectus supplement relating to the Offering, which includes the pricing and other information omitted from the Canadian Preliminary Prospectus, to be dated the date hereof and filed with the Canadian Securities Commissions in accordance with the Canadian Shelf Procedures, together with the Canadian Base Prospectus and including all documents incorporated therein by reference, is hereinafter referred to as the “Canadian Final Prospectus”.

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) thereunder (collectively, the “Securities Act”). The Company has filed a registration statement on Form F-10 (File No. 333-254059) in respect of the Shelf Securities with the Commission on March 9, 2021 and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the Commission in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement on Form F-10 became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement relating to the Offering filed with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act on June 11, 2021 (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus”; the U.S. final prospectus supplement relating to the Offering to be filed with the Commission pursuant to General Instruction II.L of Form F-10 (which consists of the Canadian Final Prospectus in the English language with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”.

As used herein, “Base Prospectuses” shall mean, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Preliminary Prospectuses” shall mean, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus; and “Prospectuses” shall mean, collectively, the Canadian Final Prospectus and the U.S. Final Prospectus. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Base Prospectuses, the Time of Sale Prospectus (as defined below), the Preliminary Prospectuses or the Prospectuses or any free writing prospectus shall include all documents subsequently filed or furnished by the Company with or to the Canadian Securities Commissions or the Commission pursuant to Canadian Securities Laws or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, that are deemed to be incorporated by reference therein.

For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the free writing prospectuses, if any, and the pricing information, each identified in Schedule I hereto, “road show” means (except for purposes of Section 3 hereof) a “road show” as defined in Rule 433(h) under the Securities Act that has been made available without restriction to any person, “marketing materials” has the meaning ascribed to such term in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”), “provide”, in the context of sending or making available marketing materials to a potential investor, has the meaning ascribed to such term under Canadian Securities Laws; “template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101; and “misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws or any of them.

As used herein, the terms “Registration Statement,” “U.S. Preliminary Prospectus,” “Canadian Preliminary Prospectus,” “Time of Sale Prospectus”, “Canadian Final Prospectus” and “U.S. Final Prospectus” shall include the documents incorporated by reference therein from time to time.

1.	Representations and Warranties of the Company.

The Company represents and warrants to each of the Underwriters as of the date hereof, as of the Closing Date and as of each day, if any, that Additional Units, Additional Shares and Additional Warrants are to be purchased (an “Option Closing Date”), and agrees with each of the Underwriters, that:

(a)	The Registration Statement has become effective pursuant to Rule 467(a) under the Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A under the Securities Act are pending before or, to the knowledge of the Company, threatened by the Commission. The Receipt has been obtained under the Passport System from the Reviewing Authority in respect of the Canadian Base Prospectus and no order or action that would have the effect of ceasing or suspending the distribution of the Common Shares, the Offered Units or any of their constituent securities has been issued by any Canadian Securities Commission and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by any Canadian Securities Commission; and any request made to the Company on the part of any Canadian Securities Commission for additional information has been complied with.

(b)	(i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the U.S. Final Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, and each document filed or to be filed with the Canadian Securities Commissions and incorporated by reference in the Canadian Final Prospectus, as amended or supplemented, if applicable, when such documents were or are filed with the Canadian Securities Commissions, conformed or will conform when so filed in all material respects with Canadian Securities Laws; (ii) the Registration Statement, when it became effective, did not contain, and as amended or supplemented, if applicable, will not contain, as of the date of such amendment or supplement, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) the Registration Statement as of the date hereof does not, and as of the Closing Date will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iv) the Canadian Final Prospectus, as of the date of the Canadian Final Prospectus and any amendment or supplement thereto and at the Closing Date, will not contain any misrepresentation or untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (v) the Registration Statement and the U.S. Final Prospectus comply, and as amended or supplemented, if applicable, will comply in all material respects with, the Securities Act and the applicable rules and regulations of the Commission thereunder; (vi) the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof, will comply, in all material respects with the applicable requirements of Canadian Securities Laws; (vii) the Time of Sale Prospectus does not, and at the time of each sale of the Offered Units in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (viii) each road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ix) as of its date and as of the Closing Date, the U.S. Final Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the Canadian Final Prospectus and any amendment or supplement thereto, at the time of filing thereof and at the Closing Date, will constitute full, true and plain disclosure of all material facts relating to the Offered Units, Shares, Warrants and Warrant Shares, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectuses based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through the Managers expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof. The Form F-X conforms in all material respects with the requirements of the Securities Act and the rules and regulations of the Commission thereunder.

(c)	Any marketing material that the Company is required to file with or deliver to the Canadian Securities Commissions has been, or will be, filed with or delivered to the Canadian Securities Commissions in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule I hereto that have been, or will be, filed with or delivered to the Canadian Securities Commission in accordance with the requirements of Canadian Securities Laws, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any marketing materials.

(d)	The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, in connection with the Offering pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(e)	As at the date of this Agreement: (i) the authorized capital of the Company consists of an unlimited number of Common Shares; and (ii) the issued and outstanding capital of the Company consists of 120,080,337 Common Shares, 606,667 stock options, 9,970,477 warrants, 1,800,000 restricted share units and 127,500 deferred share units.

(f)	The Company is the beneficial and registered owner of all of the outstanding voting and equity securities of each of Hut 8 Holdings Inc., Hut 8 Asset Management and Hut 8 Finance Ltd. (collectively, the “Material Subsidiaries”).

(g)	Each of the Company and the Material Subsidiaries has (A) been duly incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation; and (B) has all requisite corporate power and authority, and all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to own, lease and operate its properties and assets and conduct its businesses as currently conducted.

(h)	The Company has the requisite corporate power, authority and capacity to enter into this Agreement and the Warrant Indenture and to perform its obligations hereunder (including the execution and delivery of the Registration Statement, the Preliminary Prospectuses, and the Prospectuses, as applicable, and the filing thereof with the Canadian Securities Commissions and the Commission, as applicable) and thereunder.

(i)	At the Closing Date and at each Option Closing Date, as applicable, the Shares and the Warrants will have been duly created, authorized, allotted and reserved for issuance and, after payment of applicable consideration:

(i)	the Firm Shares, and, if applicable, the Additional Shares will be duly and validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(ii)	the Firm Warrants, and, if applicable, the Additional Warrants will be duly and validly issued and outstanding as fully paid securities of the Company;

(iii)	the Firm Shares and the Firm Warrants, and, if applicable, the Additional Shares and the Additional Warrants, will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Company.

(j)	At the Closing Date and at each Option Closing Date, as applicable, the Warrant Shares will have been duly authorized, allotted and reserved for issuance, and upon the proper exercise of the Warrants and payment of the exercise price therefor, will be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company. The Warrant Shares will not have been issued in violation of or subject to any pre-emptive or contractual rights to purchase securities issued or granted by the Company.

(k)	The Company is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company to compete in any line of business, to transfer or move any of its assets or operations or which materially or adversely affects the business practices, operations or condition of the Company.

(l)	Other than as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company does not own or have any agreements of any nature to acquire, directly or indirectly, any securities, or other equity or proprietary interest in, any person and the Company does not have any agreements to acquire or lease any other business operations.

(m)	The Company has not engaged in any Off-Balance Sheet Arrangement (as defined below) or similar financing. “Off-Balance Sheet Arrangement” means with respect to any person, any securitization transaction to which that person or its subsidiaries is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that person is a party, under which that person or its subsidiaries, whether or not a party to the arrangement, has, or in the future may have (a) any obligation under a direct or indirect guarantee or similar arrangement, (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement, (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements, or (d) any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes to such financial statements) (for this purpose, obligations or liabilities that are not fully reflected in the financial statements (excluding the footnotes to such financial statements) include, without limitation (i) obligations that are not classified as a liability according to Canadian or United States generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), as applicable (ii) contingent liabilities as to which, as of the date of the financial statements, it is not probable that a loss has been incurred or, if probable, is not reasonably estimable, or (iii) liabilities as to which the amount recognized in the financial statements is less than the reasonably possible maximum exposure to loss under the obligation as of the date of the financial statements, but, in each case, exclude contingent liabilities arising out of litigation, arbitration or regulatory actions (not otherwise related to off-balance sheet arrangements)).

(n)	The Company is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, other than where such non-compliance would not have a material and adverse effect (actual or anticipated, whether financial or otherwise) on the business, affairs, operations, properties, permits, assets, licenses, liabilities (contingent or otherwise), capital, results of operations or condition (financial or otherwise) of the Company (“Material Adverse Effect”), and is registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are and will at the Closing Date be valid, subsisting and in good standing in all material respects.

(o)	Other than pursuant to the Omnibus Long-Term Incentive Plan originally approved by shareholders of the Company on February 15, 2018 (the “Omnibus Long-Term Incentive Plan”), the Investor Rights Agreement dated March 2, 2018 (the “Investor Rights Agreement”) between the Company and Bitfury Holding B.V (“Bitfury”), management employment agreements, and outstanding options and warrants, no person has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company, except as contemplated in this Agreement and as at the date of this Agreement there are issued and outstanding: (A) 606,667 stock options of the Company granted under the Omnibus Long-Term Incentive Plan; (B) 9,970,477 warrants of the Company; (C) 1,800,000 restricted share units of the Company granted under the Omnibus Long-Term Incentive Plan; and (D) 127,500 deferred share units of the Company granted under the Omnibus Long-Term Incentive Plan.

(p)	To the knowledge of the Company no agreement exists among the shareholders of the Company in respect of the Company and no such agreement will exist at the Closing Date.

(q)	There is not, in the constating documents or by-laws of the Company or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company is a party, any restriction upon or impediment to, the declaration or payment of dividends by the directors of the Company.

(r)	The Company has not committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed for any part of its assets, had any encumbrance or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy or application for a bankruptcy order filed against it, and at the Closing Date, the Company will not be an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada)).

(s)	No order, ruling or decision granted by a securities commission, court of competent jurisdiction, regulatory or administrative body having jurisdiction is in effect, pending or (to the knowledge of the Company) threatened that restricts any trades in any securities of the Company as of the date of this Agreement, including any cease trade orders.

(t)	The Company is the owner of all of its material property and assets used by it in connection with its business, unless leased or licensed, in each case with good and marketable title to such property and assets, free and clear of any encumbrances, and of any rights or privileges capable of becoming encumbrances, except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company; or (ii) would not, individually or in the aggregate, have a Material Adverse Effect.

(u)	Except as described in the Time of Sale Prospectus and the Prospectuses or for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither the Company nor any of its subsidiaries is in violation of any federal, state, provincial, territorial or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling or release or threatened release of any material, substance (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is regulated by or may give rise to liability under any environmental laws (“Environmental Laws”), (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries, and, to the knowledge of the Company, there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, directions, notices of non-compliance or violation, investigation or proceedings.

(v)	The Company and the Material Subsidiaries have sufficient right, title and interest in and to all assets necessary to carry out their activities as described in the Time of Sale Prospectus and the Prospectuses and to comply in all material respects with any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents to which the Company or any of the Material Subsidiaries are a party or are otherwise bound, and which are material to the Company, including, without limitation, the master data center purchase agreement between the Company and Bitfury dated November 29, 2017, as amended (the “Master Services Agreement”), the custodial services agreement dated September 1, 2019 between the Company and Bitgo Trust Company Inc. (the “Bitgo Custodial Agreement”), the Investor Rights Agreement, the definitive agreements dated March 15, 2018 between the Company and the City of Medicine Hat for the supply of electric energy and the lease of land upon which the Company has constructed its mining facilities (the “CMH Agreements”), and the agreement (the “Drumheller Agreement”) with ATCO Electric Ltd. for the provision of power (collectively, the “Material Agreements”), as applicable, to which they are a party except where such failure could not reasonably be expected to have a Material Adverse Effect.

(w)	Each of the Material Agreements described in the Time of Sale Prospectus and the Prospectuses conforms with the description thereof in the Time of Sale Prospectus and the Prospectuses in all material respects.

(x)	All Material Agreements pursuant to which the Company carries on, directly or indirectly, its business are valid and subsisting agreements in full force and effect, enforceable against the Company in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity where equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws.

(y)	Other than the equipment finance agreement, dated January 20, 2021, between the Company and Foundry Digital LLC and the revolving credit agreement dated April 27, 2021 between the Company and Galaxy Digital LLC, the Company is not the indebted party under any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money (“Debt Instrument”) or any agreement, contract or commitment to create, assume or issue any Debt Instrument.

(z)	Other than as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company is not subject to any materially adverse liabilities or obligations, direct or indirect, accrued, absolute, contingent or otherwise and, to the knowledge of the Company, without limiting the generality of any representation or warranty given in this Agreement, there are currently no facts or circumstances existing which might reasonably serve as the basis for, or give rise to, any material adverse liabilities or obligations on the part of the Company.

(aa)	There are no judgments against the Company that are unsatisfied, nor are there any consent decrees or injunctions to which the Company is subject.

(bb)	The Company has not guaranteed or otherwise given security for or agreed to guarantee or give security for any liability, debt or obligation of any other person.

(cc)	Since December 31, 2020, except as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company has carried on business in the ordinary course and, in each case, there has not been:

(i)	any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of the Company;

(ii)	any material change in the share capital or long-term debt of the Company;

(iii)	any adverse material change to the Company on a consolidated basis;

(iv)	any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of the Company or any direct or indirect redemption, purchase or other acquisition of any shares; or

(v)	any change in accounting or tax practices followed by the Company.

(dd)	The Company is not in default or in breach in respect of, and each of the execution and delivery of this Agreement and the Warrant Indenture, the performance by the Company of and compliance with its terms and the issue, sale and delivery of the Offered Units by the Company will not result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under any term or provision of the constating documents, articles, by-laws or resolutions of the Company or any material mortgage, note, indenture, contract, agreement, instrument, lease or other material document to which the Company is a party (including, without limitation, any Material Agreement) or by which it is bound or any judgment, decree, order, statute, rule or regulation applicable to it.

(ee)	No approval, authorization, consent or other order of, and no filing, registration or recording with: any (i) any multinational, federal, provincial, state, municipal, regional, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision agent, commission, board, or authority or any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (iv) any stock exchange or self-regulatory authority and, for greater certainty, including any securities regulators (“Governmental Authority”) or other person is required of the Company in connection with the execution and delivery of or with the performance by the Company of its obligations under this Agreement, the Warrants or the Warrant Indenture, except (x) such as have been obtained or will, prior to the Closing Date be obtained by it under Canadian Securities Laws, U.S. federal and state securities laws (collectively, “Applicable Securities Laws”) and the rules and policies of the Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market LLC (“Nasdaq”), and (y) the waiver of Bitfury of its right to participate in the Offering in any manner contemplated under the Investor Rights Agreement, which waiver has been obtained.

(ff)	The Company is, and will at the Closing Date be, a “reporting issuer” (or its equivalent), not in default of any requirement under Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions, and the Company has made timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred with respect to which the requisite material change report has not been filed.

(gg)	The “Disclosure Record” means the Company’s prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, confidential filings, material change reports, press releases and all other information or documents required to be filed or furnished by the Company under Canadian Securities Laws which have been publicly filed or otherwise publicly disseminated by the Company. The Company has filed all documents forming the Disclosure Record on a timely basis. As of their respective dates, the documents forming the Disclosure Record complied in all material respects with the requirements of Applicable Securities Laws, and none of the documents forming the Disclosure Record, when filed, contained any misrepresentation.

(hh)	All information which has been prepared by the Company relating to the Company and its business, property and liabilities and provided to the Underwriters, including all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects and no fact or facts have been omitted therefrom which would make such information misleading.

(ii)	The audited annual financial statements (including the report of Dale Matheson Carr-Hilton Labonte LLP (“DMCL LLP”) thereon and the notes thereto) and the unaudited interim financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectuses:

(i)	have been prepared, in all material respects, in accordance with Applicable Securities Laws and IFRS, applied on a consistent basis throughout the periods referred to therein, except as otherwise disclosed therein;

(ii)	present fairly, in all material respects, the financial position and condition of the Company and its subsidiaries on a consolidated basis as at the respective dates thereof and the results of its operations and the changes in its shareholder’s equity and cash flows for the periods then ended, and do not contain a misrepresentation; and

(iii)	with respect to the annual financial statements, have been audited by independent public accountants within the meaning of Canadian Securities Laws and U.S. federal securities laws and the rules of the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board (United States).

(jj)	The Company has not made any significant acquisition as such term is defined in Part 8 of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Time of Sale Prospectus or the Prospectuses and for which a business acquisition report has not been filed under NI 51-102, and has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102.

(kk)	Except as disclosed in the Time of Sale Prospectus and the Prospectuses, since March 31, 2021, there have been no transactions entered into by the Company or any of its subsidiaries which are material with respect to the Company and its subsidiaries, taken as a whole, other than those in the ordinary course of business, and there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its shares.

(ll)	There has never been any reportable event (within the meaning of NI 51-102) with the present or any former auditors of the Company.

(mm)	The issued and outstanding Common Shares are listed and posted for trading on the TSX. The Shares and the Warrant Shares are or will be approved for listing on the TSX prior to the Closing Date or an Option Closing Date, as applicable. The Company’s outstanding Common Shares, the Shares and the Warrant Shares are or will be approved for listing on Nasdaq prior to the Closing Date or an Option Closing Date, as applicable. No order ceasing or suspending trading in any securities of the Company or prohibiting the issue, sale and delivery (as applicable) of the Offered Units or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, threatened.

(nn)	Computershare Investor Services Inc. has been duly appointed as the registrar and transfer agent for the Common Shares at its principal transfer office in the City of Toronto, Ontario.

(oo)	Computershare Trust Company of Canada has been duly appointed as the warrant agent and registrar and transfer agent for the Warrants at its principal transfer office in the City of Toronto, Ontario.

(pp)	To the knowledge of the Company, there are no actions, suits, proceedings, audits, investigations or claims in progress, now threatened or pending against the Company which could result in a material liability in respect of taxes, charges or levies upon the Company. The Company has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof and any non-resident person, the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation. The Company has collected and remitted all amounts on account of any sales, use or transfer taxes, including without limitation, as applicable, goods and services tax and harmonized sales tax levied under the Excise Tax Act (Canada) and the comparable provincial and local legislation and provincial and local sales taxes required by applicable law to be collected and remitted by it to the appropriate governmental authority. Without limiting the generality of the foregoing, the Company is in full compliance with all registration, collection, remittance, and record keeping obligations under the Excise Tax Act (Canada) and applicable provincial and local sales tax legislation.

(qq)	The Company has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company, except for taxes not yet due and there are no audits known by the Company or, to be pending, of the tax returns of the Company (whether federal, provincial, local or foreign); and there are no claims which have been or, to the knowledge of the Company, may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect.

(rr)	The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles or IFRS and to maintain asset accountability; (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(ss)	Neither the Company, nor to the knowledge of the Company, any other party is in default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and, to the knowledge of the Company, no event has occurred which with notice or lapse of time or both would constitute such a default.

(tt)	This Agreement has been, and the Warrant Indenture will be at the Closing Date, (i) duly executed by the Company, and (ii) valid and binding obligations of the Company enforceable in accordance with their terms, except as the enforceability may be limited by: (A) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally; (B) general equitable principles; or (C) limitations under applicable laws in respect of rights of indemnity, contribution and waiver of contribution.

(uu)	The attributes of the Shares, the Warrants and the Warrant Shares conform in all material respects with the description in the Time of Sale Prospectus and the Prospectuses.

(vv)	The form of the certificate representing the Common Shares has been duly approved by the directors of the Company and complies with the provisions of the Business Corporations Act (British Columbia) and, to the extent applicable, the rules and policies of the TSX and Nasdaq.

(ww)	There is no person acting at the request of the Company, other than the Underwriters, who is entitled to any brokerage, agency or similar fee in connection with the transactions contemplated in this Agreement.

(xx)	The Company maintains director and officer insurance on a basis that the Company believes to be consistent with insurance obtained by reasonably prudent participants in comparable businesses. Such insurance coverage is of a type and in an amount typical to the businesses in which the Company operates as conducted by a reasonably prudent person, based on the advice of insurance brokers consulted by the Company. The Company has not made any claim on any policy of insurance or been refused any insurance coverage sought or applied for. The Company has no reason to believe that it will not be able to renew its existing director and officer insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its and the Company’s businesses at a cost that would not be reasonably expected to have a material adverse effect on the financial condition of the Company on a consolidated basis.

(yy)	The assets of the Company and the business and operations thereof are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and the Company has not failed to comply to promptly give any notice or present any material claim thereunder.

(zz)	To the knowledge of the Company, none of the directors or officers of the Company, nor any holder of more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, in any proposed material transaction which is material to or will materially affect the Company.

(aaa)	The minute books and corporate records of the Company made or to be made available to Skadden, Arps, Slate, Meagher & Flom LLP and Stikeman Elliott LLP, in connection with the Underwriters’ due diligence investigations of the Company for the periods from the date of incorporation or other such date to the date of examination thereof, are the original minute books and records of such companies or true copies thereof and contain copies of all proceedings other than in respect of the Offering (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of such companies and there have been no other proceedings of the shareholders (of which the Company has been informed), boards of directors or any committee of the boards of directors of such companies to the date of review of such corporate records and minute books not reflected in such minute books and corporate and other records other than those which have been disclosed to the Underwriters in writing and those which are not material in the context of the Company on a consolidated basis.

(bbb)	The Company is in compliance with all applicable laws and regulations respecting employment and employment practices, in all material respects.

(ccc)	Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, except in each case as would not reasonably be expected to have a Material Adverse Effect. The Company does not have and has not had any pension plan (as such term is defined in the relevant legislation of the applicable jurisdiction).

(ddd)	All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company.

(eee)	There has not been, and to the knowledge of the Company, there is not currently threatened, any labor dispute which is adversely affecting in any material respect or could reasonably be expected to adversely affect in any material respect the carrying on of the business of the Company.

(fff)	The Company does not owe any monies to, nor does the Company have any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them. Except as disclosed in the Time of Sale Prospectus and the Prospectuses, the Company is not a party to any contract or agreement with any person not dealing at arm’s length with it.

(ggg)	To the knowledge of the Company, no officer, director or employee of the Company and no entity which is an affiliate or associate of one or more of the foregoing, owns, directly or indirectly, any interest in (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company), or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the Company which, in either case, materially adversely impacts, or can reasonably be expected to materially and adversely impact, on the ability to duly and properly perform its services.

(hhh)	Other than the Master Data Center Purchase Agreement, the Master Services Agreement, the CMH Agreements and the Drumheller Agreement, there are no agreements the termination of which by the other party to such agreement would reasonably be expected to result in a Material Adverse Effect.

(iii)	Except as would not reasonably be expected to have a Material Adverse Effect, the Company owns or has the valid rights to use all of its intellectual property rights, including: (i) patents and inventions; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works in whatever form or medium; (iv) registrations, applications and renewals for any of the foregoing; (v) proprietary computer software (including but not limited to data, data bases and documentation); (vi) trade secrets, confidential information and know-how; and (vii) all licenses, agreements and other contracts and commitments relating to any of the foregoing (collectively, “Intellectual Property”). The Company has a valid and enforceable right to use all third party Intellectual Property used or held for use in the business of the Company that is material to the conduct of the business of the Company.

(jjj)	All of the licensees, sublicenses and other agreements concerning Intellectual Property that are material to the conduct of the business of the Company as currently conducted or as currently proposed to be conducted to which the Company is a party are valid and binding obligations of the Company enforceable in accordance with their terms, and, to the knowledge of the Company, there exists no event or condition that will result in a material violation or breach of or constitute (with or without due notice or lapse of time or both) a default by the Company under any such license agreement.

(kkk)	To the Company’s knowledge, the conduct of the Company’s business as currently conducted does not in any material respect infringe or otherwise impair or conflict with (collectively, “Infringe”) any Intellectual Property rights of any third party or any confidentiality obligation owed to a third party, and the Intellectual Property of the Company which is material to the conduct of the business of the Company as currently conducted or as currently proposed to be conducted is not, to the Company’s knowledge, being Infringed by any third party. There is no litigation or order pending or outstanding or, to the Company’s knowledge, threatened or pending that seeks to limit or challenge the ownership, use, validity or enforceability of any Intellectual Property of the Company and the Company’s use of any Intellectual Property owned by a third party, in each case that is material to the conduct of the business of the Company, and, to the Company’s knowledge, there is no valid basis for the same. The Company has not received any communications alleging that the Company has violated or, by conducting its business as presently proposed, would violate any Intellectual Property or other proprietary rights of any other person, nor is the Company aware of any basis therefor.

(lll)	Except in each case as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, (a) the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform as required in connection with the operation of the business of the Company and its subsidiaries as currently conducted, (b) the Company and its subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards intended to control risks and to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability, and there are no material incidents under internal review or investigations relating to the same, (c) the Company and its subsidiaries presently comply, and have complied at all times, with all applicable laws, statutes, and industry standards, and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority (including, but not limited to, the European Union General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, and the Payment Card Industry Data Security Standard, where applicable), and internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification and (d) the Company and its subsidiaries have entered into data processing agreements compliant in all material respects with all applicable laws relating to the privacy and security of IT Systems and Personal Data with each of its subscribers, and to the Company’s knowledge there is no material non-compliance with the terms of such data processing agreements by such subscribers.

(mmm)	To the knowledge of the Company, no officer, director, employee or security holder of the Company has any material cause of action or other claim whatsoever against, or owes any material amount to, the Company in connection with its business.

(nnn)	All necessary documents and proceedings have been or will be filed and taken and all other legal requirements have been or will be fulfilled under Applicable Securities Laws in connection with the issuance and sale of the Offered Units, Shares, Warrants and Warrant Shares.

(ooo)	The operations of the Company and its subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ppp)	None of the Company or its subsidiaries or affiliates, or any director, officer, or employee thereof, or, to the knowledge of the Company, any agent or representative of the Company or of any of its subsidiaries or affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) (“Government Official”) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; (ii) the Company and its subsidiaries and affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with such laws and with the representations and warranties contained herein; and (iii) neither the Company nor its subsidiaries will use, directly or indirectly, the proceeds of the offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption laws.

(qqq)	(i) None of the Company, any of its subsidiaries, or any director, officer, or employee thereof, or, to the knowledge of the Company, any agent, affiliate or representative of the Company or any of its subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by one or more Persons that are:

(A)             the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), or

(B)              located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea and Syria).

(ii) The Company will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:

(A)             to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)              in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii) The Company and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions. For the past five years, the Company and each of its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(rrr)	There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company) that have commenced or that have, to the knowledge of the Company, been threatened against, or that are pending against the Company or any of its properties at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign.

(sss)	The audit committee’s responsibilities and composition comply with Applicable Securities Laws and the rules of the TSX and Nasdaq, as applicable.

(ttt)	The Company currently intends to use the net proceeds from the issue and sale of the Offered Units in accordance with the disclosure set out under the heading “Use of Proceeds” in the Preliminary Prospectuses and the Prospectuses, as applicable.

(uuu)	Neither the Company nor any of its Material Subsidiaries has any securities rated by any “nationally recognized statistical rating organization,” as such term is defined in Section 3(a)(62) of the Exchange Act.

(vvv)	Neither the Company nor any of its subsidiaries has taken, and the Company and its subsidiaries will not take, any action which constitutes stabilization or manipulation of the price of the Common Shares or the Offered Units or any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act) of the Company.

(www)	The Company is, and has been since the time of the initial filing of the Registration Statement with the Commission, in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and all applicable rules and regulations promulgated thereunder or implementing provisions thereof (the “Sarbanes-Oxley Act”).

(xxx)	The Company is not, and as of the Closing Date or any Option Closing Date and, after giving effect to the offer and sale of the Offered Units and the application of the proceeds therefrom as described under “Use of Proceeds” in the most recent Preliminary Prospectuses and the Prospectuses, will not be, required to register as an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

(yyy)	With the exception of withholding tax levied under the Income Tax Act (Canada), under the current laws and regulations of Canada and the Province of Ontario, all dividends and other distributions declared and payable on the Common Shares in cash may be freely remitted out of Canada and may be paid in, or freely converted into, United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in Canada; and except as disclosed in the Time of Sale Prospectus and Prospectuses, all such dividends and other distributions paid by the Company will not be subject to withholding under the laws and regulations of Canada.

(zzz)	No stamp, documentary, issuance, registration, transfer or other similar taxes or duties are payable by or on behalf of the Underwriters, the Company or any of its subsidiaries under the Applicable Laws of Canada in connection with (i) the execution, delivery or consummation of this Agreement; (ii) the creation, allotment and issuance of the Offered Units; (iii) the sale and delivery of the Offered Units to the Underwriters or purchasers procured by the Underwriters; or (iv) the resale and delivery of the Offered Units by the Underwriters in the manner contemplated herein.

(aaaa)	The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(bbbb)	As of the time of each sale of the Offered Units in connection with the Offering when the Prospectuses are not yet available to prospective purchasers, no free writing prospectus included, includes or will include a misrepresentation or an untrue statement of material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2.	Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company at the purchase price set forth in Schedule I hereto (the “Purchase Price”) the respective numbers of Firm Units set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Units.

On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Units, and the Underwriters shall have the right to purchase, severally and not jointly, up to the number of Additional Units set forth, as applicable, in Schedule I at the Purchase Price, provided, however, that the amount paid by the Underwriters for any Additional Units shall be reduced by an amount per security equal to any dividends declared by the Company and payable on the Firm Shares but not payable on such Additional Shares. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. This right may be exercised in respect of: (i) Additional Units at the Purchase Price; or (ii) Additional Shares at a price of $4.7729 per Additional Share; or (iii) Additional Warrants at a price of $0.4541 per Additional Warrant; or (iv) any combination of Additional Shares and/or Additional Warrants so long as the aggregate number of Additional Shares and Additional Warrants that may be issued does not exceed 3,000,000 Additional Shares and 1,500,000 Additional Warrants. Any exercise notice shall specify the number of Additional Units, Additional Shares and Additional Warrants to be purchased by the Underwriters and the date on which such securities are to be purchased. Each purchase date must be at least two business days after the written notice is given and may not be earlier than the Closing Date for the Firm Units nor later than ten business days after the date of such notice. Additional Units, Additional Shares and Additional Warrants may be purchased as provided in Section 2 hereof solely for the purpose of covering sales of Units in excess of the number of the Firm Units. On each Option Closing Date, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Units, Additional Shares and Additional Warrants, as applicable (subject to such adjustments to eliminate fractional securities as you may determine) that bears the same proportion to the total number of Additional Units, Additional Shares and Additional Warrants to be purchased on such Option Closing Date as the number of Firm Units set forth in Schedule II hereto opposite the name of such Underwriter bears to the total number of Firm Units.

3.	Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Offered Units as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Offered Units are to be offered to the public upon the terms set forth in the Prospectuses.

4.	Payment and Delivery. Payment for the Firm Units to be sold by the Company shall be made to or as directed by the Company in Canadian dollars on the closing date and time set forth in Schedule I hereto, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be agreed in writing by you and the Company. The time and date of such payment are hereinafter referred to as the “Closing Date.”

Payment for any Additional Units, Additional Shares and Additional Warrants, as the case may be, to be sold by the Company shall be made to or as directed by the Company in Canadian dollars on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than the third business day thereafter, as may be agreed in writing by you and the Company.

The Firm Units and the Additional Units, Additional Shares and Additional Warrants, as the case may be, shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Units to the Underwriters duly paid, against payment of the Purchase Price therefor.

5.	Conditions to the Underwriters’ Obligations. The several obligations of the Underwriters are subject to the following conditions:

(a)	Subsequent to the execution and delivery of this Agreement and prior to the Closing Date there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in each of the Time of Sale Prospectus and the Prospectuses that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Offered Units on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)	The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(c)	The Underwriters shall have received on the Closing Date an opinion of Bennett Jones LLP, Canadian counsel for the Company, dated the Closing Date, in form and substance reasonably satisfactory to you, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws other than the laws of Canada and of the province of Ontario (or alternatively, make arrangements to have such opinions directly addressed to the Underwriters and counsel to the Underwriters).

(d)	The Underwriters shall have received on the Closing Date an opinion and negative assurance letter of Hogan Lovells US LLP, U.S. counsel for the Company, dated the Closing Date, in form and substance reasonably satisfactory to you.

(e)	The Underwriters shall have received on the Closing Date an opinion of Stikeman Elliott LLP, Canadian counsel for the Underwriters, dated the Closing Date, in form and substance reasonably satisfactory to you (provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and the province of Ontario).

(f)	The Underwriters shall have received on the Closing Date a negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Closing Date, in form and substance reasonably satisfactory to you.

(g)	The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance reasonably satisfactory to the Underwriters, from DMCL LLP, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two business days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two business days prior to the Closing Date.

(h)	The Company’s outstanding Common Shares, the Shares comprising the Firm Units and the Additional Units and the Warrant Shares issuable upon the exercise of the Firm Warrants and Additional Warrants shall have been approved for listing on Nasdaq, subject only to official notice of issuance. The Shares comprising the Firm Units and the Additional Units and the Warrant Shares issuable upon the exercise of the Firm Warrants and Additional Warrants shall have been conditionally approved for listing and posting for trading on the TSX, subject only to the satisfaction by the Company of customary conditions set forth in the applicable conditional approval letter of the TSX, a copy of which will be provided by the Company to the Underwriters prior to the filing of the Canadian Final Prospectus.

(i)	The lock-up agreements, each in the form of Exhibit A hereto, between the Managers and certain shareholders, officers and directors of the Company listed on Annex A hereto relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.

(j)	The several obligations of the Underwriters to purchase Additional Units hereunder are subject to the delivery to you on the applicable Option Closing Date of the following:

(i)	a certificate, dated the Option Closing Date and signed by an executive officer of the Company, confirming that the certificate delivered on the Closing Date pursuant to Section 5(b) hereof remains true and correct as of such Option Closing Date;

(ii)	an opinion of Bennett Jones LLP, Canadian counsel for the Company, dated the Option Closing Date, relating to the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased from the Company on such Option Closing Date and otherwise to substantially the same effect as the opinion required by Section 5(c) hereof;

(iii)	an opinion and negative assurance letter of Hogan Lovells US LLP, U.S. counsel for the Company, dated the Option Closing Date, relating to the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased from the Company on such Option Closing Date and otherwise to substantially the same effect as the opinion and negative assurance letter required by Section 5(d) hereof;

(iv)	an opinion of Stikeman Elliott LLP, Canadian counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased on such Option Closing Date and otherwise to substantially the same effect as the opinion required by Section 5(e) hereof;

(v)	a negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Underwriters, dated the Option Closing Date, relating to the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased on such Option Closing Date and otherwise to substantially the same effect as the opinion and negative assurance letter required by Section 5(f) hereof; and

(vi)	a letter dated the Option Closing Date, in form and substance satisfactory to the Underwriters, from DMCL LLP, substantially in the same form and substance as the letter furnished to the Underwriters pursuant to Section 5(g) hereof; provided that the letter delivered on the Option Closing Date shall use a “cut-off date” not earlier than two business days prior to such Option Closing Date.

(k)	Delivery of such other documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Firm Units, Additional Units, Additional Shares and Additional Warrants to be sold on the Closing Date or such Option Closing Date, as applicable, and other matters related to the issuance of such securities.

6.	Covenants of the Company. The Company covenants with each Underwriter as follows:

(a)	To furnish to you, without charge, a signed copy of the Registration Statement (without exhibits thereto and documents incorporated by reference therein) and to deliver to each of the Underwriters as many copies of the Time of Sale Prospectus, the Prospectuses, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.

(b)	All sums payable by the Company under this Agreement shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made. No such additional amount shall be paid if such deduction or withholding results from an Underwriter having rendered services in Canada or in the Province of Ontario.

(c)	Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectuses or the Canadian Base Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object in a timely manner, and to file (i) the Canadian Final Prospectus with the Reviewing Authority and each of the other Canadian Securities Commissions in accordance with the Canadian Shelf Procedures not later than the Reviewing Authority’s close of business on the business day following the execution and delivery of this Agreement and (ii) U.S. Final Prospectus with the Commission within the applicable period specified in General Instruction II.L. of Form F-10 under the Securities Act.

(d)	To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object in a timely manner; provided that, if in the reasonable opinion of counsel for the Company, any such amendment or supplement shall be required by law or regulation to be used, the Company shall be permitted to file such amendment or supplement after taking into account such comments as you may reasonably make on the content, form or other aspects of such amendment or supplement.

(e)	To prepare, in consultation with the Managers, and approve in writing, prior to such time any marketing materials are provided to potential investors in Offered Units, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential investor, such marketing materials to comply with Canadian Securities Laws and U.S. securities laws and to be acceptable in form and substance to the Company and the Underwriters, acting reasonably, and to file or deliver any such marketing materials to the Canadian Securities Commissions in compliance with Canadian Securities Laws.

(f)	Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(g)	During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Offered Units, the Company shall, promptly after receiving notice or obtaining knowledge, notify the Underwriters and their counsel in writing of the full particulars of:

(i)	(1) the issuance by any securities commission, stock exchange or comparable authority of any order suspending or preventing the use of any of the Registration Statement, Preliminary Prospectuses, Time of Sale Prospectus, marketing materials, Prospectuses or any amendments or supplements thereto (“Offering Documents”); (2) the suspension of the qualification of the Common Shares for offering or sale in any of the Canadian Qualifying Jurisdictions or in the United States; (3) the institution or, to the knowledge of the Company, threatening of any proceeding for any of those purposes; or (4) any requests made by any securities commission, stock exchange or comparable authority for amending or supplementing any of the Offering Documents, or for additional information, and will use its reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(ii)	any Material Adverse Effect relating to the Company;

(iii)	any material fact that has arisen or has been discovered and would have been required by Canadian Securities Law or U.S. securities laws to have been stated in the Offering Documents or any Offering Document Amendment had the fact arisen or been discovered on, or prior to, the date of such document; and

(iv)	any change in any fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or whether any event or state of facts has occurred after the date of this Agreement, which fact or change is, or may be, in any case, of such a nature as to render any statement in the Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Documents or which would result in the Offering Documents not complying (to the extent that such compliance is required) with Canadian Securities Laws or U.S. securities laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Offered Units.

(h)	The Company covenants and agrees with the Underwriters that it will:

(i)	promptly provide to the Underwriters via email or otherwise, and will cause each of its Material Subsidiaries to provide to the Underwriters, during the period commencing on the date hereof and until completion of the distribution of the Offered Units, copies of any filings made by the Company or its Material Subsidiaries of information relating to the Offering with any securities exchange or any applicable securities regulatory body in Canada or the United States or any other jurisdiction; and

(ii)	promptly provide to the Underwriters via email or otherwise, during the period commencing on the date hereof and until completion of the distribution of the Offered Units, drafts of any press releases (other than press releases which do not contain material facts and relate to promotion of the Company’s services, sponsorship of events or similar press releases issued with a view to market the services of the Company as opposed to disclosing material facts or other material information) of the Company relating to the Company or the Offering contemplated by this Agreement for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that the Company may issue such press releases immediately without prior Underwriters’ counsel review to the extent immediate release is required to comply with applicable Canadian Securities Laws or U.S. securities laws or other legislation or the rules and regulations of the TSX or Nasdaq and provided, further, that the consent of the Underwriters shall not be required for the issuance of any such press releases.

(i)	If the Time of Sale Prospectus is being used to solicit offers to buy the Offered Units at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer (whose names and addresses you shall furnish to the Company) upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply in material respects with applicable law.

(j)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Preliminary Prospectus to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Preliminary Prospectus to comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Offered Units, Shares, Warrants and Warrant Shares), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Canadian Preliminary Prospectus so that the statements in the Canadian Preliminary Prospectus as so amended or supplemented will not, in the light of the circumstances when the Canadian Preliminary Prospectus is delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the Canadian Preliminary Prospectus, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Offered Units, Shares, Warrants and Warrant Shares).

(k)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement any marketing materials in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the marketing materials to comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Offered Units, Shares, Warrants and Warrant Shares), forthwith to prepare, file or deliver, as applicable, with the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the marketing materials so that the statements in the marketing materials as so amended or supplemented will not, in the light of the circumstances when the marketing materials are delivered to a prospective purchaser, be misleading or contain a misrepresentation, or so that the marketing materials, as amended or supplemented, will comply with Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Offered Units, Shares, Warrants and Warrant Shares).

(l)	If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses (or one of them) in order to make the statements therein, in the light of the circumstances, not misleading or to correct any misrepresentation contained therein, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectuses (or one of them) to comply with U.S. securities laws and Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Offered Units, Shares, Warrants and Warrant Shares), forthwith to prepare, file or deliver, as applicable, with the Commission and the Canadian Securities Commissions and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which securities may have been sold by you on behalf of the Underwriters pursuant to this Agreement and to any other dealers upon request, either amendments or supplements to the Prospectuses (or one of them) so that the statements in the Prospectuses (or one of them) as so amended or supplemented will not, in the light of the circumstances be misleading or contain a misrepresentation or so that the Prospectuses, as amended or supplemented, will comply with U.S. securities laws and Canadian Securities Laws (including, as applicable, so as to constitute full true and plain disclosure of all material facts relating to the Offered Units, Shares, Warrants and Warrant Shares).

(m)	To endeavor to qualify the Offered Units for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify; (ii) file any general consent to service of process in any such jurisdiction where it is not presently qualified; or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

(n)	The Company shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or other similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery, consummation or enforcement of this Agreement; (ii) the creation, allotment and issuance of the Offered Units; (iii) the sale and delivery of the Offered Units to the Underwriters or purchasers procured by the Underwriters; or (iv) the resale and delivery of the Offered Units by the Underwriters in the manner contemplated herein.

(o)	To make generally available to the Company’s security holders and to you (it being understood that filings on the System for Electronic Document Analysis and Retrieval or the Electronic Data Gathering, Analysis, and Retrieval system satisfy this requirement) as soon as practicable earnings statements covering four fiscal quarters of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(p)	To use its best efforts to have the Shares and the Warrant Shares accepted for listing on Nasdaq and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges.

(q)	If requested by the Managers, to prepare a final term sheet relating to the Offering, containing only information that describes the final terms of the Offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the Offering.

(r)	The Company will deliver to each Underwriter (or its agent), on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification.

(s)	All sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax.

(t)	Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all reasonable expenses incident to the Offering (other than underwriting discounts or commissions which shall be borne by the Company in respect of Offered Units), including: (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration, qualification and delivery of the Offered Units under the Securities Act and the Canadian Securities Laws and all other fees or expenses in connection with the preparation and filing of the Registration Statement, any base shelf prospectus, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company, any marketing materials, and amendments and supplements to any of the foregoing, including the filing fees payable to the Commission and the Canadian Securities Commissions relating to the Offered Units, all printing and typesetting costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified; (ii) all costs and expenses related to the transfer and delivery of the Offered Units to and the sale by the Underwriters in the manner contemplated by this Agreement, including any transfer or similar taxes payable thereon; (iii) the cost of printing or producing any Blue Sky memorandum or filing fees in connection with the offer and sale of the Offered Units under state securities laws, including reasonable fees and disbursements of counsel to the Underwriters incurred in connection therewith; (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the Offering by the Financial Industry Regulatory Authority (the fees of counsel in (iii) and (iv) not to exceed US$20,000); (v) all costs and expenses incident to listing the Shares and Warrant Shares on Nasdaq and the TSX; (vi) the cost of printing any certificates representing the Offered Units, Warrants and Shares; (vii) the costs and charges of any transfer agent, registrar or depositary; (viii) the costs and expenses of the Company relating to investor presentations on any road show (which, for purposes of this Section 6(t), has the meaning ascribed to it in Rule 433(h) under the Securities Act and under NI-41-101) undertaken in connection with the marketing of the offering of the Offered Units, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, and expenses associated with the production of road show slides in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants; (ix) the document production charges and expenses associated with printing this Agreement; (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section; and (xi) all applicable sales taxes, to the extent not creditable or refundable, on any of the foregoing; provided, in each case, that (x) any expenses in excess of US$5,000 in the aggregate shall be subject to the Company’s prior written approval (other than expenses of independent legal counsel under clause (iii) and (iv)) and (y) no such expenses shall be payable by the Company in the event of any actual or threatened breach of the confidentiality provisions set out in the engagement letter dated March 4, 2021 between the Company and Canaccord Genuity LLC. It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Offered Units by them and any advertising expenses connected with any offers they may make.

(u)	The Company also covenants with each Underwriter that, without the prior written consent of the Managers identified in Schedule I with the authorization to release this lock-up on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the restricted period set forth in Schedule I hereto (the “Restricted Period”); (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any other securities convertible into or exercisable or exchangeable for Common Shares; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) file any registration statement with the Commission or prospectus with the Canadian Securities Commissions relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The foregoing sentence shall not apply to (1) the Offered Units to be sold by the Company hereunder; (2) the issuance of incentive compensation or equity (including Common Shares underlying equity awards) in accordance with the terms and conditions of the benefit plans described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, as such benefit plans may be amended or restated; (3) the issuance of Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (4) any Common Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the Time of Sale Prospectus and the Prospectuses; (5) the filing of one or more registration statements on Form S-8 relating to stock options, other equity awards, or employee benefit plans of the Company described in the Registration Statement, the Time of Sale Prospectus and the Prospectuses, including, without limitation the Company’s Employee Share Purchase Plan, as described in its management information circular dated May 21, 2021, and the Company’s Omnibus Long-Term Incentive Plan, provided that any awards issued pursuant to such plans adopted during the Restricted Period shall not vest during the Restricted Period; (6) Common Shares or other securities issued in connection with an acquisition or a transaction that includes a commercial relationship (including joint ventures, collaborations, partnerships or acquisitions and employee benefit plans assumed by the Company in connection with such transactions); provided (A) that the aggregate amount of Common Shares issued in connection with such transactions does not exceed 10% of the total shares outstanding of the Company upon consummation of the Offering and (B) in the case of any such issuance in connection with such transactions prior to the expiration of the Restricted Period exceeding in the aggregate 3% of the total number of Common Shares issued and outstanding immediately following the Offering, the issuee shall sign and deliver a lock-up letter substantially in the form of Exhibit A hereto; or (7) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian Securities Laws for the transfer of Common Shares, provided that (A) such plan does not provide for the transfer of Common Shares during the Restricted Period and (B) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Shares may be made under such plan during the Restricted Period. In addition, the Company covenants to cause each of the parties listed on Annex A hereto to enter into the lock-up agreements, each substantially in the form of Exhibit A hereto, on or before the Closing Date.

7.	Covenants of the Underwriters. Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter. Each Underwriter, severally and not jointly, agrees that (i) it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule I or marketing materials prepared in accordance with the terms and conditions hereof; and (ii) it will comply with Canadian Securities Laws in connection with the distribution of the Offered Units and the provision of any marketing materials or standard term sheets (as defined in NI 41-101) relating to the distribution of the Offered Units.

8.	Indemnity and Contribution.

(a)	The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim, but excluding loss of profits and other consequential damages) (collectively, “Damages”) arising out of any misrepresentation or untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus or any amendment or supplement thereto, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any marketing materials, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, any road show (which, for purposes of this Section 8, has the meaning ascribed to it in Rule 433(h) under the Securities Act and under NI-41-101), or the Prospectuses or any amendment or supplement thereto, or arising out of any misrepresentation or omission or alleged misrepresentation or omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages are arising out of any such misrepresentation or untrue statement or omission or alleged misrepresentation or untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in paragraph (b) below. The rights of indemnity contained in this paragraph will not inure to the benefit of an indemnified party in respect of a claim other than a claim made under U.S. securities laws if the person asserting the claim was not provided by or on behalf of the Underwriters with a copy furnished promptly by the Company of any Prospectus or any amendment or supplement thereto which would have corrected any misrepresentation which is the basis of the claim and which was required under Canadian Securities Laws to be delivered to that person by the Underwriters. This indemnity will not apply to any Damages to the extent it is finally determined by a court or arbitral tribunal that such Damages resulted primarily and directly from the gross negligence or willful misconduct of the Underwriters or any other indemnified party.

(b)	Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, any issuer free writing prospectus, marketing materials, road show, or the Prospectuses or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Prospectuses furnished on behalf of each Underwriter: the information contained in the eleventh through fourteenth paragraphs under the caption “Plan of Distribution” in the Time of Sale Prospectus and the U.S. Final Prospectus.

(c)	In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel chosen by the indemnifying party and reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonably incurred and documented fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel; or (ii) the indemnifying party has failed within a reasonable time to retain counsel for the indemnified party in accordance with the preceding sentence; or (iii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case the reasonably incurred and documented fees of counsel to the indemnified party shall be paid by the indemnifying party. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriter within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel, which shall include counsel in each of the United States and Canada in the case of a matter involving U.S. and Canadian law) for the Company, its directors, its officers who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by the Managers authorized to appoint counsel under this Section set forth in Schedule I hereto. In the case of any such separate firm for the Company, and such directors, officers and control persons of the Company, such firm shall be designated in writing by the Company.

The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonably incurred and documented fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless (i) such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d)	To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any Damages referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Damages (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the Offering or (ii) if the allocation provided by clause 10(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 10(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such Damages and any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the Offering shall be deemed to be in the same respective proportions as the net proceeds from the Offering (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters bear to the aggregate offering price of the Offered Units set forth in the U.S. Final Prospectus. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the misrepresentation or untrue statement of a material fact or alleged misrepresentation or untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation, statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Offered Units they have purchased hereunder, and not joint.

(e)	The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the Damages referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Units underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such misrepresentation or untrue statement or alleged misrepresentation or untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

(f)	The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement; (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Company, its officers or directors or any person controlling the Company; and (iii) acceptance of and payment for any of the Offered Units.

9.	Termination.

(a)	If prior to the Closing Date, or any Option Closing Date, as applicable, any enquiry, action, suit, investigation or other proceeding is instituted or announced or any order, ruling or other pronouncement is issued or announced under or pursuant to any relevant statute or by any federal, provincial, state or other governmental authority, commission, board, bureau, agency or instrumentality (including without limitation the TSX, Nasdaq or any securities regulatory authority) in relation to the Company or any of the Material Subsidiaries, or there is any change in law, or the interpretation or administration thereof, or there is a general moratorium on banking activities in the United States or Canada declared by relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services, which, in any such cases, in the opinion of any of the Underwriters acting reasonably and in good faith, operates to materially impact, prevent, suspend, inhibit, or restrict the distribution or trading of the Common Shares or the Offered Units, such Underwriter shall be entitled, at its option and in accordance with Section 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Company prior to the Closing Date or any Option Closing Date, as applicable.

(b)	If prior to the Closing Date, or any Option Closing Date, as applicable, (A) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any outbreak or escalation of national or international hostilities or any material escalation in the severity of the COVID-19 pandemic since the date hereof, or (B) any law or regulation is adopted or enacted which, in the opinion of any of the Underwriters, acting reasonably and in good faith, materially adversely affects or would reasonably be expected to materially adversely affect the financial markets in Canada or in the United States or the business, operations or affairs of the Company and its subsidiaries taken as a whole, such Underwriter shall be entitled, at its option and in accordance with Section 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Date, or any Option Closing Date, as applicable.

(c)	If, prior to the Closing Date, or any Option Closing Date, as applicable, there should occur, be discovered by the Underwriters or be announced by the Company or any of the Material Subsidiaries, any material change or a change in any material fact such as is contemplated by Section 6(g) (other than a change or fact related solely to the Underwriters) which, in the opinion of any of the Underwriters, acting reasonably and in good faith, has or could be reasonably expected to have a significant adverse effect on the market price or value of the Common Shares or the Offered Units, or could reasonably be expected to result in the purchasers of a material number of Offered Units exercising their rights under applicable securities laws to withdraw from or rescind their purchase thereof or sue for damages in respect thereof, each Underwriter shall be entitled, at its option and in accordance with Section 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Company at or prior to the Closing Date, or any Option Closing Date, as applicable.

(d)	If the Company is in material breach of any term, condition or covenant of this Agreement that may not be reasonably expected to be remedied prior to the Closing Date or any representation or warranty given by the Company becomes or is false in any material respect, each of the Underwriters shall be entitled, at its option and in accordance with Section 9(f), to terminate its obligations under this Agreement by written notice to that effect given to the Company prior to the Closing Date or any Option Closing Date, as applicable.

(e)	The Company agrees that all terms and conditions in Sections 5 and 6, as the case may be, shall be construed as conditions and shall be complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with and that any breach or failure by the Company to comply with any such conditions in all material respects shall entitle any of the Underwriters to terminate their respective obligations to purchase the Firm Units and, if so elected, the Additional Units, by notice to that effect given to the Company at or prior to the Closing Date, or, in the case of the Additional Units, at or prior to any Option Closing Date, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(f)	The rights of termination contained in Sections 9(a), 9(b), 9(c) and 9(d) may be exercised by any of the Underwriters with respect to the obligation of such Underwriter, and are in addition to any other rights or remedies that each of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of any terminating Underwriter to the Company or on the part of the Company to such terminating Underwriter, except in respect of any liability which may have arisen prior to or arises after, and in connection with, such termination under Section 8. A notice of termination given by an Underwriter under Sections 9(a), 9(b), 9(c) and 9(d) shall not apply to or be binding upon any other Underwriter.

10.	Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Firm Units, Additional Units, Additional Shares or Additional Warrants, as applicable (the “Defaulted Securities”) that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Defaulted Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Firm Units, Additional Units, Additional Shares and Additional Warrants, as applicable to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Units set forth opposite their respective names in Schedule II bears to the aggregate number of Firm Units set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Defaulted Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the aggregate number of Firm Units, Additional Units, Additional Shares or Additional Warrants, as the case may be, that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such aggregate number of Firm Units, Additional Units, Additional Shares or Additional Warrants, as the case may be, without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Units and the aggregate number of Firm Units with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Units to be purchased on such date, and arrangements satisfactory to you, the Company for the purchase of such Firm Units are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectuses or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Units, Additional Shares or Additional Warrants, as the case may be, and the aggregate number of Additional Units, Additional Shares and Additional Warrants, as the case may be, with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Units, Additional Shares and Additional Warrants, as the case may be, to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Units, Additional Shares and Additional Warrants, as the case may be, to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Units, Additional Shares and Additional Warrants, as the case may be, that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement (other than by reason of a default of one of the Underwriters), or if for any reason (other than by reason of a default of one of the Underwriters) the Company shall be unable to perform its obligations under this Agreement (which, for purposes of this paragraph, should not include termination pursuant to Section 9(a) or 9(b)), the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the reasonably incurred fees and disbursements of their counsel) reasonably incurred and documented by such Underwriters in connection with this Agreement or the Offering contemplated hereunder.

11.	Submission to Jurisdiction; Appointment of Agents for Service.

(a)	The Company irrevocably submits to the non-exclusive jurisdiction of any Ontario court sitting in Toronto, Ontario (the “Specified Courts”) over any suit, action or proceeding arising out of or relating to this Agreement, the Prospectuses, the Registration Statement or the Offering (each, a “Related Proceeding”). The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any Related Proceeding brought in such a court and any claim that any such Related Proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding in respect of its obligations under this Agreement.

(b)	The Company hereby irrevocably appoints Puglisi & Associates with offices at 850 Library Avenue, Suite 204 Newark, Delaware 19711 as its agent for service of process in any Related Proceeding and agrees that service of process in any such Related Proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect for a period of seven years from the date of this Agreement.

12.	Recognition of the U.S. Special Resolution Regimes.

(a)	In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)	In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

13.	Entire Agreement.

(a)	This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the Offering, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus (including the Canadian Preliminary Prospectus), the Time of Sale Prospectus, the Prospectuses, the conduct of the Offering, and the purchase and sale of the Offered Units.

(b)	The Company acknowledges that in connection with the Offering: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company or any other person; (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement, any contemporaneous written agreements and prior written agreements (to the extent not superseded by this Agreement), if any; (iii) the Underwriters may have interests that differ from those of the Company; and (iv) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice, or solicitation of any action by the Underwriters with respect to any entity or natural person. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

14.	Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

15.	Applicable Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

16.	Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

17.	Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than Canadian dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase Canadian dollars with such other currency in Toronto, Ontario on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than Canadian dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase Canadian dollars with such other currency. If the Canadian dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the Canadian dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.

18.	Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you at the address set forth in Schedule I hereto; and if to the Company shall be delivered, mailed or sent to the address set forth in Schedule I hereto.

[Signature Page to follow]

Very truly yours,

HUT 8 MINING CORP.

By:	/s/ Jamie Leverton
Name:Jamie Leverton
Title:Chief Executive Officer

[Signature Page to Underwriting Agreement]

Accepted as of the date hereof

CANACCORD GENUITY CORP.

By:	/s/ Michael Kogan
Name:Michael Kogan
Title:Managing Director

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name:Jennifer Pardi
Title:Managing Director

STIFEL NICOLAUS CANADA INC.

By:	/s/ Matthew Gaasenbeek
Name: Matthew Gaasenbeek
Title: Co-Head of Investment Banking Canada

CRAIG-HALLUM CAPITAL GROUP LLC

By:	/s/ Rick Hartfiel
Name: Rick Hartfiel
Title: Head of Investment Banking

[Signature Page to Underwriting Agreement]

SCHEDULE I

Managers:	Canaccord Genuity Corp. Canaccord Genuity LLC

Manager authorized to release lock-up under Section 6(u):	Canaccord Genuity LLC

Managers authorized to appoint counsel under Section 8(c):	Canaccord Genuity Corp. Canaccord Genuity LLC

Registration Statement File No.:	333-254059

Marketing Materials	None

Time of Sale Prospectus	1.	U.S. Preliminary Prospectus

	2.	Orally conveyed information:
		Offering Price: $5.00
		Number of Firm Units: 20,000,000
		Number of Additional Units: 3,000,000

Lock-up Restricted Period:	90 days after the date hereof

Title of Units to be purchased:	Units

Number of Firm Units:	20,000,000 Firm Units

Number of Additional Units:	3,000,000 Additional Units

Purchase Price:	$5.00 a Unit (being a gross purchase price of $100,000,000 net an underwriting commission of $0.275 a Unit being a gross underwriting commission of $5,500,000)

Initial Public Offering Price	$5.00 a Unit

Selling Concession:	$0.275 a Unit

Closing Date and Time:	June 15, 2021 9:00 a.m.

Address for Notices to Underwriters:

Canaccord Genuity Corp.

161 Bay Street, Suite 3100

P.O. Box 516

Toronto, ON M5J 2S1

Attention: Michael Kogan

Canaccord Genuity LLC

99 High Street, 12th Floor

PO Box 516

Toronto, ON M5J 2S1

Attention: Jennifer Pardi

Address for Notices to the Company:	Hut 8 Mining Corp. 130 King Street West, Suite 1800 Toronto, Ontario M5X 2A2 Attention: Shane Downey, Chief Financial Officer Email:

Sch. I-1

SCHEDULE II

Underwriters	Number of Firm Units
Canaccord Genuity Corp.	6,000,000
Canaccord Genuity LLC	6,000,000
Stifel Nicolaus Canada Inc.	6,000,000
Craig-Hallum Capital Group LLC	2,000,000

Total	20,000,000

Sch. II

EXHIBIT A

FORM OF LOCK-UP LETTER

[●], 2021

c/o Canaccord Genuity Corp.

161 Bay Street, Suite 3100

P.O. Box 516

Toronto, ON M5J 2S1

Ladies and Gentlemen:

The undersigned understands that Canaccord Genuity Corp. and Canaccord Genuity LLC (together “Canaccord” or the "Managers") and a syndicate of underwriters entered into an underwriting agreement on or about June 11, 2021 (the “Underwriting Agreement”) with Hut 8 Mining Corp., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Managers (the “Underwriters”), of units of the Company.

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of Canaccord on behalf of the Underwriters, it will not, and will not publicly disclose the intention to, during the period commencing on the date hereof and ending on the date that is 90 days after the date of the Canadian final prospectus supplement (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer (which, for the avoidance of doubt, shall not include transfers from any account directly or beneficially owned by the undersigned to any other account directly or beneficially owned by the undersigned) or dispose of, directly or indirectly, any Common Shares (“Common Shares”) beneficially owned (as such term is used under Canadian Securities Laws (as defined in the Underwriting Agreement)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Shares the “Subject Shares”) or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Subject Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or such other securities, in cash or otherwise. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Subject Shares, or securities convertible into or exercisable or exchangeable for Subject Shares, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the undersigned.

The foregoing sentence shall not apply to:

(a)	Subject Shares to be sold pursuant to the Underwriting Agreement;

Ex. A-1

(b)	transactions relating to Subject Shares or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing or announcement shall be required under applicable securities laws or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Subject Shares or other securities acquired in such open market transactions;

(c)	transfers of Subject Shares or any security convertible into Subject Shares as a bona fide gift or gifts or for bona fide estate planning purposes or as a result of intestate succession, including charitable contributions;

(d)	distributions of Subject Shares or any security convertible into Subject Shares to limited partners, members or stockholders or other equity holders of the undersigned;

(e)	transfers by the undersigned of Subject Shares or any security convertible into Subject Shares (1) to limited partners, members, beneficiaries or stockholders or other equity holders of the undersigned, (2) to any investment fund, estate planning vehicle or other entity controlled or managed by the undersigned, (3) as a result of the operation of law through estate, other testamentary document or intestate succession, pursuant to a qualified domestic order or in connection with a divorce settlement or pursuant to an order of a court or regulatory agency, (4) to any immediate family member of the undersigned or any beneficiary thereof or any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), (5) pursuant to a subdivision or other reorganization of any trust for the direct or indirect benefit of the undersigned or any beneficiary thereof or any immediate family member of the undersigned or any beneficiary thereof (including any immediate family relationship of blood, marriage or adoption, at most as remote as first cousin), or (6) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible hereunder;

provided that in the case of any transfer or distribution pursuant to clause (c), (d) or (e) (other than a charitable contribution), (i) each donee, distributee or transferee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing reporting a reduction in beneficial ownership of Subject Shares shall be required or shall be voluntarily made during the Restricted Period;

(f)	a bona fide third-party tender offer, take-over bid, plan of arrangement, merger, consolidation or other similar transaction made to all holders of Subject Shares involving a Change of Control (as defined below) of the Company, provided that such tender offer, merger, consolidation or other such transaction is approved by the board of directors of the Company; and provided further that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Subject Shares owned by the undersigned shall remain subject to the provisions of this lock-up agreement;

(g)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or similar plan under Canadian Securities Laws for the transfer of Subject Shares, provided that (i) such plan does not provide for the transfer of Subject Shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Subject Shares may be made under such plan during the Restricted Period;

Ex. A-2

(h)	the transfer of Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares to the Company, pursuant to agreements or rights in existence on the date hereof under which the Company has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the undersigned’s employment or other service relationship with the Company; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian Securities Laws, reporting a reduction in beneficial ownership of Subject Shares, or otherwise, required or voluntarily made during the Restricted Period shall clearly indicate in the footnotes thereto or comments section thereof that such transfer was made solely to the Company pursuant to the circumstances described in this clause (h); and

(i)	receipt of securities (including on a “net” basis with transfers to the Company) solely made in connection with exercises of outstanding stock options or warrants or vesting and/or redemptions of restricted share units, deferred share units or other equity awards of the Company, including the transfer or sale of up to 77,000 Subject Shares (or any security convertible into up to 77,000 Subject Shares) to cover the exercise price, tax withholding obligations, and any fees and expenses in connection therewith, provided that any Subject Shares received upon such exercise, vesting and/or redemption will be subject to the terms of this lock-up agreement, , provided further that to the extent a public announcement or filing under the Exchange Act or Canadian Securities Laws, if any, is required of or voluntarily made by or on behalf of the undersigned regarding any exercise, vesting or redemption under this clause (h), such announcement or filing shall include a statement to the effect that no transfer of remaining Subject Shares from such exercises, vesting and/or redemption may be made during the Restricted Period.

For purposes of clause (f) above, “Change of Control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined under Canadian Securities Laws), or group of persons, becomes the beneficial owner (as defined in Canadian Securities Laws) of more than 50% of total voting power of the outstanding Common Shares.

In addition, except as set forth in this agreement, the undersigned agrees that, without the prior written consent of the Canaccord on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Subject Shares or any security convertible into or exercisable or exchangeable for Subject Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Subject Shares except in compliance with the foregoing restrictions.

Ex. A-3

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Subject Shares and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering or sell any Subject Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This lock-up agreement shall automatically terminate upon the earliest to occur of (a) the date the Company notifies the Canaccord in writing prior to the execution of the Underwriting Agreement that the Company does not intend to proceed with the Offering; (b) the termination date of the Underwriting Agreement (other than the provisions thereof that survive termination), provided that no Subject Shares have been delivered and paid for pursuant to the Underwriting Agreement before such date; (c) the withdrawal of the Registration Statement prior to execution of the Underwriting Agreement; and (d) July 23, 2021 in the event that the Underwriting Agreement has not been executed by such date.

This lock-up agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Ex. A-4

Very truly yours,

(Name)

Ex. A-5

Annex A

Directors and Officers of the Company

Jaime Leverton

Bill Tai

Joe Flinn

Jeremy Sewell

Alexia Hefti

Annex A-1